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                           InternetStudios.com, Inc.
                          1351 4th Street, Suite 227
                            Santa Monica, CA 90401
                               November 11, 1999

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  InternetStudios.com, Inc.
          Withdrawal of Registration Statement on Form 10
          File No. 0-27363


Ladies and Gentlemen:

     InternetStudios.com, Inc. (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form 10 (File No. 0-27363), originally filed with the Securities and Exchange Commission on September 16, 1999.

     The Company requests such withdrawal because the Securities and Exchange Commission will not have had an opportunity to finalize its review of the Company's Registration Statement on Form 10 prior to the effective date of such Registration Statement.

     Please provide the Company and the Company's legal counsel, David L. Ficksman, Loeb & Loeb LLP, 1000 Wilshire Boulevard, Suite 1800, Los Angeles, California 90017, with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact Mr. Ficksman at
(213) 688-3698 or the undersigned at (604) 632-0208.

                                  Very truly yours,

                                  /s/ Robert K. Maclean

                                  Robert K. Maclean
                                  President


cc:  David L. Ficksman, Esq.